Exhibit 19.1

MEDIXALL GROUP INC. INSIDER TRADING COMPLIANCE PROGRAM

In order to take an active role in the prevention of insider trading violations by its officers, directors, employees and other related individuals, MediXall Group, Inc. (the “Company”) has adopted the following policies and procedures:

I.	Adoption of Insider Trading Policy

The Company has adopted the Insider Trading Policy attached as Exhibit A (the “Policy”), which prohibits trading based on material, non-public information regarding the Company (“Inside Information”). The Policy covers officers, directors, and all other employees of, or consultants to, the Company, as well as family members of such persons, and others, in each case where such persons have or may have access to Inside Information. The Policy (and/or a summary thereof) is to be delivered to all new employees and consultants on the commencement of their relationships with the Company and is to be circulated to all employees at least annually.

II.	Designation of Certain Persons

A.                   The Company has determined that those persons listed on Exhibit B, as may be amended from time to time by the Company, are the directors and officers who are subject to the reporting and penalty provisions of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder (“Section 16 Individuals”).

B.                 The Company has determined that those persons listed on Exhibit C, as may be amended from time to time by the Company, together with the Section 16 Individuals listed on Exhibit B, are subject to the pre-clearance requirement described in Section IV.A. below, in that the Company believes such persons have, or are likely to have, access to Inside Information on a more frequent basis than other employees. Under special circumstances, certain persons not listed on Exhibit C may come to have access to Inside Information for a period of time. During such period, such persons should also be subject to the pre-clearance procedure described in Section IV.A. below.

III.	Appointment of Compliance Person

The Company has appointed the Chief Executive Officer as the Company’s Insider Trading Compliance Officer.

IV.	Duties of Compliance Officer

The duties of the Compliance Officer shall include, but not be limited to, the following:

A.                 Pre-clearance of all transactions involving the Company’s securities by those individuals listed on Exhibits B and C, in order to determine compliance with the Policy, insider trading laws, Section 16 of the Exchange Act and Rule 144 promulgated under the Securities Act of 1933, as amended.

B.                 Assistance in the preparation of Section 16 reports (Forms 3, 4 and 5) for all Section 16 Individuals.

C.                 Pre-approval of trading plans adopted pursuant to Rule 10b5-1 under the Exchange Act (a “Rule 10b5-1 Plan”).

D.                 Performance of cross-checks of available materials, which may include Forms 3, 4 and 5, Form 144, officers and directors questionnaires, and reports received from the Company’s stock administrator and transfer agent, to determine trading activity by officers, directors and others who have, or may have, access to Inside Information.

E.                  Circulation of the Policy (and/or a summary thereof) to all employees, including Section 16 Individuals, on an annual basis, and provision of the Policy and other appropriate materials to new officers, directors and others who have, or may have, access to Inside Information.

F.                  Assisting the Company’s Board of Directors in implementation of Sections I and II of this Program.

EXHIBIT A

MediXall Group, Inc. Insider Trading Policy
and Guidelines with Respect to Certain Transactions in Company Securities

This Policy provides guidelines to employees, officers, and directors of MediXall Group Inc. (the “Company”) with respect to transactions in the Company’s securities.

Applicability of Policy

This Policy applies to all transactions in the Company’s securities, including common stock, options for common stock and any other securities the Company may issue from time to time, such as preferred stock, warrants and convertible debentures, as well as to derivative securities relating to the Company’s stock, whether or not issued by the Company, such as exchange-traded options. It applies to all officers of the Company, all members of the Company’s Board of Directors, and all employees of, and consultants and contractors to, the Company and its subsidiaries who receive or have access to Material Nonpublic Information (as defined below) regarding the Company. This group of people, members of their immediate families, and members of their households are sometimes referred to in this Policy as “Insiders.”

This Policy also applies to any person who receives Material Nonpublic Information from any Insider. Any person who possesses Material Nonpublic Information regarding the Company is an Insider for so long as the information is not publicly known. Any employee can be an Insider from time to time and would at those times be subject to this Policy.

Statement of Policy

General Policy:

It is the policy of the Company to oppose the unauthorized disclosure of any nonpublic information acquired in the workplace and the misuse of Material Nonpublic Information in securities trading.

Specific Policies:

A.    Trading on Material Nonpublic Information. No director, officer or employee of, or consultant or contractor to, the Company, and no member of the immediate family or household of any such person, shall engage in any transaction involving a purchase or sale of the Company’s securities, including any offer to purchase or offer to sell, during any period commencing with the date that he or she possesses Material Nonpublic Information concerning the Company, and ending at the close of business on the second Trading Day following the date of public disclosure of that information, or at such time as such nonpublic information is no longer material. As used herein, the term “Trading Day” shall mean a day on which national stock exchanges and the National Association of Securities Dealers, Inc. Automated Quotation System (NASDAQ) are open for trading.

B.    Tipping. No Insider shall disclose (“tip”) Material Nonpublic Information to any other person (including family members) where such information may be used by such person to his or her profit by trading in the securities of companies to which such information relates, nor shall such Insider or related person make recommendations or express opinions on the basis of Material Nonpublic Information as to trading in the Company’s securities.

C.    Confidentiality of Nonpublic Information. Nonpublic information relating to the Company is the property of the Company and the unauthorized disclosure of such information is forbidden.

D.    Rule 10b5-1 Plans. An Insider may enter into a Rule 10b5-1 Plan to trade in the Company’s securities without many of the restrictions contained in this Policy. In connection with Rule 10b5-1, the Company has adopted the following guidelines:

(1)    A doption. A Rule 10b5-1 Plan may be adopted only during an open Trading Window (defined below) when the Insider does not possess any Material Nonpublic Information. Any Rule 10b5-1 Plan must be pre-approved in writing by the Company’s Compliance Officer a minimum of 30 days in advance of the any trades made by the Insider pursuant to the Rule 10b5-1 Plan. In the case of Section 16 Individuals, reasonably prompt disclosure regarding a Rule 10b5-1 Plan’s adoption must be made through a press release or Current Report on Form 8-K. Insiders are not permitted to have more than one Rule 10b5-1 Plan in operation at a time.

(2)    Trading. It is recommended that any Rule 10b5-1 Plan be designed such that that it (i) causes a number of smaller sales over a long period of time versus a large number of sales over a short period of time, and (ii) is consistent, to the extent applicable, with the Insider’s prior trading history to minimize the appearance of sales timed with Material Nonpublic Information. Insiders are discouraged from engaging in securities transactions outside Rule 10b5-1 Plans once they are established.

(3)    Plan Alterations or Suspensions. An Insider may not deviate from his or her Rule 10b5-1 Plan; however, an Insider may modify a Rule 10b5-1 Plan in compliance with Rule 10b5-1, provided that any such modification may only be made during a Trading Window when the Insider does not possess Material Nonpublic Information. Insiders are discouraged from making frequent modifications. The Company may suspend trading under a Rule 10b5-1 Plan at such times and for such periods as may be advisable to ensure compliance with, among other things, applicable securities laws and regulations, rules of any applicable stock exchange, or contractual or accounting requirements in connection with acquisitions or dispositions by the Company or the Company’s purchases or sales of its securities.

(4)    Early Termination. If a Rule 10b5-1 Plan is terminated early, prompt disclosure regarding such termination must be made through a press release or Current Report on Form 8-K. An Insider’s Rule 10b5-1 Plan may include the following types of provisions for early termination: (a) a provision expressly stating that the Insider reserves the right to terminate the Rule 10b5-1 Plan under certain specified conditions (in order to demonstrate that any termination is not inconsistent with the plan’s original terms); (b) a provision specifying that if the Insider terminates the Rule 10b5-1 Plan and subsequently adopts a new Rule 10b5-1 Plan, that new Rule 10b5-1 Plan will not take effect for a period of at least 60 days after its adoption; or (c) a provision automatically terminating the plan at some future date, such as one year after adoption. An Insider may not adopt a new Rule 10b5-1 Plan or engage in new trades within 180 days following the early termination of a prior Rule 10b5-1 Plan.

Potential Criminal and Civil Liability and/or Disciplinary Action

Liability for Insider Trading.

Insiders may be subject to penalties of up to $1,000,000 and up to ten years in jail for engaging in transactions in the Company’s securities at a time when they have knowledge of nonpublic information regarding the Company.

Liability for Tipping.

Insiders may also be liable for improper transactions by any person (commonly referred to as a “tippee”) to whom they have disclosed nonpublic information regarding the Company or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in the Company’s securities. The Securities and Exchange Commission (the “SEC”) has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, the stock exchanges, NASDAQ, the NYSE and FINRA use sophisticated electronic surveillance techniques to uncover insider trading.

Possible Disciplinary Actions.

Employees of the Company who violate this Policy shall also be subject to disciplinary action by the Company, which may include ineligibility for future participation in the Company’s equity incentive plans or termination of employment.

Recommended Guidelines Recommended Trading Window.

To ensure compliance with this Policy and applicable federal and state securities laws, the Company strongly recommends that all directors, officers and employees having access to the Company’s internal financial statements or other Material Nonpublic Information refrain from conducting transactions involving the purchase or sale of the Company’s securities other than during the following period (the “Trading Window”):

The period in any fiscal quarter commencing after the close of business on the second Trading Day following the date of public disclosure of the financial results for the prior fiscal quarter or year and ending on the fifteenth calendar day prior to the end of the fiscal quarter. If such public disclosure occurs on a Trading Day before the markets close, then such date of disclosure shall be considered the first Trading Day following such public disclosure. If such public disclosure occurs after the markets close on a Trading Day, then the date of public disclosure shall not be considered the first Trading Day following the date of public disclosure.

Summary of Trading Window:

Start of trading window: Two trading days after public disclosure of financial results.

End of trading window: Fifteenth day prior to the end of the fiscal quarter.

The safest period for trading in the Company’s securities, assuming the absence of Material Nonpublic Information, is generally the first ten days of the Trading Window. Periods other than the Trading Window are more highly sensitive for transactions in the Company’s stock from the perspective of compliance with applicable securities laws. This is due to the fact that officers, directors, and certain other employees will, as any quarter progresses, be increasingly likely to possess Material Nonpublic Information about the expected financial results for the quarter.

The purpose behind the recommended Trading Window is to help establish a diligent effort to avoid any improper transaction. An Insider may choose not to follow this suggestion, but he or she should be particularly careful with respect to trading outside the Trading Window, since the Insider may, at such time, have access to (or later be deemed to have had access to) Material Nonpublic Information regarding, among other things, the Company’s anticipated financial performance for the quarter.

It should be noted that even during the Trading Window any person possessing Material Nonpublic Information concerning the Company should not engage in any transactions in the Company’s securities until such information has been known publicly for at least two Trading Days. Although the Company may from time to time recommend during a Trading Window that directors, officers, selected employees and others suspend trading because of developments known to the Company and not yet disclosed to the public, each person is individually responsible at all times for compliance with the prohibitions against insider trading. Trading in the Company’s securities during the Trading Window should not be considered a “safe harbor”, and all directors, officers and other persons should use good judgment at all times.

Preclearance of Trades.

The Company has determined that all officers, directors, and employees listed below in Exhibits B and C of the Company should refrain from trading in the Company’s securities, even during the Trading Window, without first complying with the Company’s “pre-clearance” procedures. Each officer, director and employees listed below in Exhibits B and C should contact the Company’s Insider Trading Compliance Officer prior to commencing any trade in the Company’s securities.

The Company may also find it necessary, from time to time, to require compliance with the pre-clearance procedures from certain other employees, consultants, and contractors other than and in addition to officers and directors.

Individual Responsibility.

Every officer, director and employee has the individual responsibility to comply with this Policy against insider trading, regardless of whether the Company has recommended a trading window to that Insider or any other Insiders of the Company. The guidelines set forth in this Policy are guidelines only, and appropriate judgment should be exercised in connection with any trade in the Company’s securities.

An Insider may, from time to time, have to forego a proposed transaction in the Company’s securities even if he or she planned to make the transaction before learning of the Material Nonpublic Information and even though the Insider believes he or she may suffer an economic loss or forego anticipated profit by waiting.

Applicability of Policy to Inside Information Regarding Other Companies

This Policy and the guidelines described herein also apply to Material Nonpublic Information relating to other companies, including the Company’s customers, vendors, or suppliers (“business partners”), when that information is obtained in the course of employment with, or other services performed on behalf of, the Company. Civil and criminal penalties, and termination of employment, may result from trading on inside information regarding the Company’s business partners. All employees should treat Material Nonpublic Information about the Company’s business partners with the same care required with respect to information related directly to the Company.

Definition of Material Nonpublic Information

It is not possible to define all categories of material information. However, information should be regarded as material if there is a reasonable likelihood that it would be considered important to an investor in making an investment decision regarding the purchase or sale of the Company’s securities.

While it may be difficult under this standard to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. Examples of such information may include:

·	Financial results
·	Projections of future earnings or losses
·	News of a pending or proposed merger
·	News of the disposition of a subsidiary
·	Impending bankruptcy or financial liquidity problems
·	Gain or loss of a substantial customer or supplier
·	Changes in dividend policy
·	New product announcements of a significant nature

·	Significant product defects or modifications
·	Significant pricing changes
·	Stock splits
·	New equity or debt offerings
·	Acquisitions
·	Sales of material assets
·	Significant litigation exposure due to actual or threatened litigation
·	Major changes in senior management.

Either positive or negative information may be material.

Nonpublic information is information that has not been previously disclosed to the general public and is otherwise not available to the general public.

Certain Exceptions

For purposes of this Policy, the Company considers that the exercise of stock options for cash under the Company’s stock option plans or the purchase of shares under the Company’s employee stock purchase plan (but not the sale of any such shares) is exempt from this Policy since the other party to the transaction is the Company itself and the price does not vary with the market but is fixed by the terms of the option agreement or the plan. The restrictions on trading on the basis Material Nonpublic Information, the Trading Window, and the Company’s pre-clearance procedures do not apply to transactions made in accordance with a Rule 10b5-1 Plan in compliance with this Policy.

Additional Information - Directors and Officers

Directors and officers of the Company must also comply with the reporting obligations and limitations on short-swing transactions set forth in Section 16 of the Securities Exchange Act of 1934, as amended. The practical effect of these provisions is that officers and directors who purchase and sell the Company’s securities within a six- month period must disgorge all profits to the Company whether or not they had knowledge of any Material Nonpublic Information. Under these provisions, and so long as certain other criteria are met, neither the receipt of an option under the Company’s option plans, nor the exercise of that option nor the receipt of stock under the Company’s employee stock purchase plan is deemed a purchase under Section 16; however, the sale of any such shares is a sale under Section 16. Moreover, no officer or director may ever make a short sale of the Company’s stock. The Company has provided, or will provide, separate memoranda and other appropriate materials to its officers and directors regarding compliance with Section 16 and its related rules.

Inquiries

Please direct your questions as to any of the matters discussed in this Policy to the Company’s Insider Trading Compliance Officer.

Exhibit B

Officers and Directors Subject to Section 16

Directors:

Travis Jackson
Robert Hood
Noel Guillama-Alvarez
John Marino

Officers:

Name:	Office:
Travis Jackson	Chief Executive Officer
Robert Hood	Chief Operating Officer
Dr. Ann Hawkins	Chief Integration Officer

Exhibit C

Other Employees (Non-Section 16) Subject to Pre-Clearance Procedures

Name:	Title:
Darrell Newsone	VP of National Accounts

Insider Trading Compliance Program Acknowledgement

By signing this form, I, , acknowledge that I have read and fully understand the memo regarding Insider Trading and the Insider Trading Compliance Program.

I understand and acknowledge that the general policies, practices, and procedures of MediXall group, Inc. may be amended, changed, deleted, suspended, or discontinued at any time without prior notice at the sole option of MediXall Group, Inc.

Date: _________________	Signature: _________________